Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

24 January 2005


05005728

Brambles

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.


SEC MAIL PROCESSING
RECEIVED
FEB 01 2005
WASH. D.C.
202
SECTION

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 24 January 2005, Commonwealth Bank of Australia notified the Australian Stock Exchange of an increase in shareholding in Brambles Industries Limited on 19 January 2005. They now hold 59,516,804 shares in Brambles Industries Limited, which is 6.15% of its issued ordinary share capital.

24 January 2005

Contact: Sandra Walters, Assistant Company Secretary
Tel (020) 7659 6039